

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "1335 WEST

SAINT MARY'S HOLDINGS LLC", FILED IN THIS OFFICE ON THE

ELEVENTH DAY OF APRIL, A.D. 2025, AT 10:01 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10162378 8100

SR# 20251538948

Authentication: 203427767

Date: 04-14-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The Name of the limited liability company is:

   1335 West Saint Mary's Holdings LLC

2. The Registered Office of the limited liability company in the State of Delaware is located at:

   1209 Orange Street, Wilmington DE 19801

The name of the Registered Agent at such address upon whom process against this limited liability company may be served is:

   National Registered Agents, Inc.

By _____*Clemen Cunningham*_____

   Authorized Person

Name _____Clemen Cunningham_____

   Print of Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:01 PM 04/11/2025
FILED 10:01 PM 04/11/2025
SR 20251538948 - File Number 10162378